UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Medifast, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58470H101
(CUSIP Number)

John J. Boucher

President and Chief Executive Officer

ModusLink Global Solutions, Inc.

1601 Trapelo Road

Waltham, Massachusetts 02154

781 663-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS ModusLink Securities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,057,537
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,057,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS ModusLink Global Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,057,537
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,057,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,057,537 Shares owned directly by ModusLink Securities is approximately $29,565,843, including brokerage commissions. The Shares owned directly by ModusLink Securities were acquired with the working capital of ModusLink Securities.

Item 5.          Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a)     The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 12,020,135 Shares outstanding, which is the total number of Shares outstanding as of August 10, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015.

As of the close of business on September 18, 2015, ModusLink Securities owned directly 1,057,537 Shares, constituting approximately 8.8% of the Shares outstanding. By virtue of its relationship with ModusLink Securities discussed in further detail in Item 2, MLNK may be deemed to beneficially own the Shares owned directly by ModusLink Securities.

(b)     Each of ModusLink Securities and MLNK is deemed to have shared power to vote and dispose of the Shares owned directly by ModusLink Securities.

(c)     Schedule A annexed hereto (“Schedule A”) lists all transactions in the Shares of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015	ModusLink Securities Corp.

	By:	/s/ Alan Cormier
Alan Cormier, Secretary

ModusLink Global Solutions, Inc.

By:	/s/ Alan Cormier
Alan Cormier, SVP and General Counsel

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Securities Sold	Price ($)	Date of Sale
ModusLink Securities Corp.
Common Stock	8,003	28.5003	8/18/2015
Common Stock	4,117	28.5000	8/19/2015
Common Stock	3,501	28.5000	9/3/2015
Common Stock	7	28.5000	9/8/2015
Common Stock	3,257	28.5000	9/9/2015
Common Stock	16,137	28.5041	9/11/2015
Common Stock	5,951	28.5000	9/14/2015
Common Stock	40,622	28.5750	9/15/2015
Common Stock	40,893	28.5429	9/16/2015
Common Stock	14,866	28.7686	9/17/2015